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09057621

ABK 3/3

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8- 51903

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Activa Asset Management, LLC

OFFICIAL USE ONLY
47781
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2905 Lucerne SE, Suite 200
(No. and Street)

Grand Rapids (City) Michigan (State) 49546 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Allan D. Engel (616) 588-5380
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Seidman, LLP
(Name — *if individual, state last, first, middle name*)

99 Monroe NW, Suite 800 (Address) Grand Rapids (City) Michigan (State) 49503 (Zip Code)

SEC Mail Processing Section
FEB 26 2009
Washington, DC
111

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Allan D. Engel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Activa Asset Management, LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Allan D. Engel, President and Secretary

Title

Patricia S. Grooters

Notary Public

PATRICIA S. GROOTERS
NOTARY PUBLIC - STATE OF MICHIGAN
KENT COUNTY
My Commission Expires March 9, 2012

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BDO Seidman, LLP
Accountants and Consultants

99 Monroe Avenue NW, Suite 800
Grand Rapids, Michigan 49503-2654
Telephone: (616) 774-7000
Fax: (616) 776-3680

Independent Auditors' Report

Activa Asset Management, LLC
Grand Rapids, Michigan

We have audited the accompanying statement of financial condition of Activa Asset Management, LLC (Company), a wholly-owned subsidiary of Activa Management Services, LLC, as of December 31, 2008 that you are filing in pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Activa Asset Management, LLC at December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

BDO Seidman, LLP

Grand Rapids, Michigan
February 17, 2009

Activa Asset Management, LLC

Statement of Financial Condition

December 31,	2008
Assets	
Cash and cash equivalents (Notes 1 and 2)	$ 971,260
Advisory fees receivable from Activa Mutual Fund (Note 3)	151,734
Service fees receivable from Activa Mutual Fund (Note 3)	57,215
Transfer agent fees receivable from Activa Mutual Fund (Note 3)	51,566
12b-1 fees receivable from Activa Mutual Fund (Note 3)	21,985
Cash management fees receivable from Reserve Management Corp. (Note 3)	564
	$ 1,254,324
Liabilities and Member's Equity	
Liabilities	
Sub-advisory fee payable (Note 3)	$ 104,966
Due to customers	1,405
Due to affiliate (Note 4)	57,641
Accrued liabilities and other payables	141,335
Total Liabilities	305,347
Member's Equity (Note 5)	948,977
Liabilities and Member's Equity	$ 1,254,324

See accompanying notes to statement of financial condition.

1. Nature of Operations and Significant Accounting Policies

Activa Asset Management, LLC (AAM) conducts business as a registered broker and dealer in securities and transfer agent under the provisions of the Securities Exchange Act of 1934, a distributor of mutual funds, and is a member of the National Association of Securities Dealers, Inc. AAM is also a Registered Investment Advisor with the Securities and Exchange Commission. AAM commenced operations on May 26, 1999, and is wholly owned by Activa Management Services, LLC (Parent).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash in banks. The AMS Ready Money Account held by AAM amounted to $769,334 at December 31, 2008.

Due to Customers

Amounts payable to customers represent amounts due for cash transactions.

12b-1 Fees, Advisory Fees, Transfer Agent Fees and Service Fees Income

12b-1 fees, advisory fees, transfer agent fees and service fees income are received quarterly, but are recognized as earned on a pro rata basis over the term of the contract. Cash management fees are received monthly.

Income Taxes

No provision for federal, state or local income taxes has been made since AAM is a limited liability company and is, therefore, not subject to income taxes. Income or loss is reported by the members of the Parent on the members' individual tax returns.

On July 12, 2007, Michigan enacted a new business tax (Michigan Business Tax), which is a combined income tax and modified gross receipts tax. This tax replaces the Single Business Tax, which is similar to a value-added tax and thus is not included in income taxes by AAM. The new Michigan Business Tax, which was effective January 1, 2008 and applies to all business activity after December 31, 2007, is largely based on income and thus is treated as an income tax by AAM. In accordance with Statement of Accounting Standards No. 109, *Accounting for Income Taxes,* deferred income tax assets and liabilities are required to be adjusted for the effect of a change in tax laws or rates with the effect included in income for the period that includes the enactment date. AAM has determined that no deferred income taxes related to the Michigan Business Tax were required to be recorded at December 31, 2008.

New Accounting Standards

In July 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48), an interpretation of Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes*. FIN 48 seeks to reduce the significant diversity in practice associated with financial statement recognition and measurement in accounting for income taxes and prescribes a recognition threshold and measurement attribute for disclosure of tax positions taken or expected to be taken on an income tax return. This interpretation was initially effective for AAM as of January 1, 2008. Although the final FASB position has not yet been issued, the FASB elected to defer the effective date of FIN 48 until January 1, 2009. AAM does not expect the adoption of FIN 48 will have a significant impact on its results of operations, financial position or cash flows.

In September 2006, the FASB also issued SFAS No. 157, *Fair Value Measurements* (SFAS 157). This standard establishes a single

authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurements. This Statement applies to fair value measurements already required or permitted by existing standards and was initially effective for AAM as of January 1, 2008. The adoption of SFAS 157 did not have a material impact on its results of operations, financial position or cash flows.

In February 2008, the FASB issued FASB Staff Position No. 157-2 (FSP No. FAS 157-2) *Effective Date of FASB Statement No. 157*, which removes leasing transactions from the scope of SFAS No. 157 and defers the effective date of SFAS No. 157 for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed in the financial statements on a non-recurring basis to fiscal years beginning after November 15, 2008. AAM does not anticipate that adoption of SFAS No. 157 on its nonfinancial assets and nonfinancial liabilities will have a material impact on its results of operations, financial position or cash flows.

2. Cash Segregated Under Federal and Other Regulations

Cash of $2,662 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission. Based upon the computation under SEC Rule 15c3-3, a withdrawal in the amount of $1,187 was required to be made as of December 31, 2008 from the special reserve bank account. This withdrawal was made on January 5, 2009.

3. Special Contracts and Agreements

AAM has entered into investment advisory agreements with Activa Mutual Fund Trust (Trust) (comprising the Intermediate Bond, Value, Growth and International Funds [Funds]), its sole advisory customer. The Intermediate Bond Fund was terminated on July 18, 2008. The Trust employs AAM to provide investment advice and manage on a regular basis the investment portfolios for the Funds. Except when otherwise specifically directed by the Funds, AAM or the Sub-Advisers make investment decisions on behalf of the Funds and places all orders for the purchase and sale of portfolio securities for the Funds' accounts. In return for these services, the Funds pay AAM an annual rate as follows:

Fund	% of Average Net Assets
Intermediate Bond	.40% on first $50 million; .32% on next $100 million; .24% on assets in excess of $150 million

Value	.60% on first $100 million; .50% on assets in excess of $100 million; the minimum annual fee shall be $350,000 plus .20% not to exceed .65%; the minimum base fee of $350,000 was waived for the year ended December 31, 2008
Growth	.70% on first $25 million; .65% on next $25 million; .60% on assets in excess of $50 million
International	.85% on first $50 million; .75% on assets in excess of $50 million

As permitted by the above agreements, AAM has retained a Sub-Advisor for each fund. The Sub-Advisors and the related fees paid by AAM are as follows:

Fund	Sub-Advisor	Fee
Intermediate Bond	McDonnell Investment Management, LLC	$ 65,271
Value	Wellington Management Company, LLP	$311,745
Growth	BlackRock Capital Management, Inc.	$125,079
International	Tradewinds Global Investors, LLC	$215,882

Pursuant to Rule 12b-1 under the Investment Company Act of 1940, the Value Fund, Intermediate Bond Fund, Growth Fund and International Fund have entered into a Plan and Agreement of Distribution with AAM. Under the terms of the agreement, AAM provides services in connection with distributing the Funds' shares (except Value Fund Class R). For these services rendered, the Funds compensate AAM quarterly at a maximum annual rate of .25 of 1% of the average net assets of the Fund. For the year ended December 31, 2008, the Board of Trustees approved an annual rate of .10 of 1% of average net assets for each fund.

The Funds have a transfer agency and dividend disbursing agency agreement with AAM. Under these agreements, AAM is the agent for transfer of the Funds' shares and disbursement of the Funds'

distributions. For these services, the Intermediate Bond, Value (Class A), Growth and International Funds pay a monthly fee based upon $2.00 per account in existence during the month. AAM is compensated by the Value Fund (Class R) at a monthly rate of 1/12 of .20% (.20% annually) of average net assets.

On June 11, 1999, as amended on June 3, 2004 and February 12, 2008, AAM entered into an administrative agreement with the Trust. Under the terms of the agreement, AAM will act as administrator for the Funds. As administrator of the Funds, AAM will furnish office space and office facilities, equipment and personnel, as well as providing services relating to compliance, tax and financial service requirements. For these services AAM will be compensated quarterly by each fund at an annual rate of .15% of 1% of average daily net assets. Effective March 1, 2008, the rate is .25 of 1% of average daily net assets on the first $150,000,000 and .15% of 1% on the excess.

AAM has entered into an agreement with Reserve Management Corporation (RMC) and participating banks whereby AAM customers can establish an AMS Ready Money Account. AAM forwards funds to participating FDIC-insured financial institutions. RMC provides systems and back office infrastructure for account recordkeeping and administration.

4. Accounts Payable to Affiliate

At December 31, 2008, $57,641 was payable to an affiliate for compensation expenses related to AAM personnel and various services (including accounting, human resource and information system support) provided by the Parent.

5. Net Capital Requirements

AAM is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15.0 to 1.0. At December 31, 2008 AAM had net capital of $817,647 which was $567,647 in excess of its required net capital of $250,000. AAM's ratio of aggregate indebtedness to net capital is .37 to 1.0.

Activa Asset Management, LLC

(a wholly owned subsidiary of
Activa Management Services, LLC)

Statement of Financial Condition

December 31, 2008

Public Document

Activa Asset Management, LLC

(a wholly owned subsidiary of
Activa Management Services, LLC)

Statement of Financial Condition

December 31, 2008

Public Document

Contents